Exhibit 12.1

Doral Financial Corporation

Computation of Ratio of Earnings (Losses) to Fixed Charges

For the six months ended June 30, 2013
Including Interest on Deposits
Earnings (Losses):
Pre-tax loss from continuing operations	$(20,569)
Plus:
Fixed Charges (excluding capitalized interest)	69,848

Total Earnings (Losses)	$49,279

Fixed Charges:
Interest expensed and capitalized	$58,433
Amortized premiums, discounts, and capitalized expenses related to indebtedness	9,472
An estimate of the interest component within rental expense	1,943

Total Fixed Charges	$69,848

Ratio of Earnings (Losses) to Fixed Charges	(A)

Excluding Interest on Deposits
Earnings (Losses):
Pre-tax loss from continuing operations	$(20,569)
Plus:
Fixed Charges (excluding capitalized interest)	41,955

Total Earnings (Losses)	$21,386

Fixed Charges:
Interest expensed and capitalized	$30,540
Amortized premiums, discounts, and capitalized expenses related to indebtedness	9,472
An estimate of the interest component within rental expense	1,943

Total Fixed Charges	$41,955

Ratio of Earnings (Losses) to Fixed Charges	(A)

(A)

Due to the Company’s pre-tax loss for the six months ended June 30, 2013 the coverage ratio was less than 1:1. The Company would have to generate additional earnings of $20.6 million to achieve a ratio of 1:1 during the six month period ended June 30, 2013.